Exhibit 99.3

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THE DEPOSITARY, INFORMATION AGENT AND DEALER MANAGERS (SEE THE LAST PAGE OF THIS DOCUMENT FOR ADDRESSES AND TELEPHONE NUMBERS) OR YOUR BROKER OR OTHER FINANCIAL ADVISOR CAN ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

LETTER OF TRANSMITTAL

for Deposits of Common Shares and SRP Rights
of
CANADIAN HYDRO DEVELOPERS, INC.
pursuant to the Offer dated July 22, 2009 made by
1478860 ALBERTA LTD.
a wholly-owned subsidiary of
TRANSALTA CORPORATION

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 6:00 P.M. (CALGARY TIME) ON AUGUST 27, 2009, UNLESS EXTENDED OR WITHDRAWN (THE “EXPIRY TIME”). SEE “TIME FOR ACCEPTANCE” IN SECTION 2 OF THE OFFER.

USE THIS LETTER OF TRANSMITTAL IF:

1.     YOU ARE DEPOSITING ONE OR MORE COMMON SHARE CERTIFICATES AND, IF APPLICABLE, RIGHTS CERTIFICATES; OR

2.     YOU ARE FOLLOWING THE PROCEDURES FOR BOOK-ENTRY TRANSFER WITH DTC AND DO NOT HAVE AN AGENT’S MESSAGE; OR

3.     YOU PREVIOUSLY DEPOSITED COMMON SHARES AND, IF APPLICABLE, RIGHTS CERTIFICATES PURSUANT TO A NOTICE OF GUARANTEED DELIVERY (PRINTED ON YELLOW PAPER).

This letter of transmittal (the “Letter of Transmittal”), or a manually executed facsimile copy hereof, properly completed and duly executed in accordance with the instructions set out herein, together with all other required documents, must accompany the share certificates (“Share Certificates”) representing the issued and outstanding common shares in the capital of Canadian Hydro Developers, Inc. (“Canadian Hydro”), together with the associated rights (the “SRP Rights” and, together with the common shares in the capital of Canadian Hydro, the “Common Shares”) issued and outstanding under the shareholder rights plan agreement of Canadian Hydro deposited pursuant to the offer dated July 22, 2009 (as it may be amended, the “Offer”) made by 1478860 Alberta Ltd. (the “Offeror”), a wholly-owned subsidiary of TransAlta Corporation, to purchase all of the issued and outstanding Common Shares, including Common Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of Canadian Hydro (other than SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares, at a price of Cdn.$4.55 in cash per Common Share, and must be received by CIBC Mellon Trust Company (the “Depositary”) before the Expiry Time at the office listed on the last page of this Letter of Transmittal.

This Letter of Transmittal is to be used for the deposit of Common Shares (including the associated SRP Rights). Depositing holders of Common Shares (“Shareholders”) may use this Letter of Transmittal if Share Certificate(s) and, if applicable, Rights Certificate(s), representing Common Shares (including the associated SRP Rights) are to be forwarded herewith.

Shareholders may also accept the Offer by following the procedures for book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance — Book-Entry Transfer”. A Shareholder accepting the Offer by following the procedures for book-entry transfer does not need to use this Letter of Transmittal unless such Shareholder is following the procedures for book-entry transfer with DTC and does not have an accompanying Agent’s Message. Shareholders who utilize CDSX to accept the Offer through a book-entry transfer will be deemed to have completed and submitted a Letter of Transmittal and be bound by the terms hereof.

Shareholders who wish to deposit Common Shares (including the associated SRP Rights) pursuant to the Offer and (i) whose Share Certificate(s) and/or, if the Separation Time has occurred prior to the Expiry Time, Rights Certificate(s), representing such Common Shares (including the associated SRP Rights) are not immediately available, (ii) Share Certificate(s) and, if applicable, Rights Certificate(s) representing such Common Shares (including the associated SRP Rights), and all other documents required by this Letter of Transmittal cannot be delivered to the Depositary prior to the Expiry Time, (iii) the procedures for book-entry transfer cannot be complied with on a timely basis, or (iv) if the Separation Time has occurred prior to the Expiry Time but Rights Certificate(s) have not been distributed to Shareholders prior to the Expiry Time, may nevertheless deposit such Common Shares (including the associated SRP Rights) pursuant to the Offer by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, “Manner of Acceptance - Procedure for Guaranteed Delivery” by using the accompanying Notice of Guaranteed Delivery (printed on yellow paper). See Instruction 2 in this Letter of Transmittal, “Procedures for Guaranteed Delivery”.

The terms and conditions of the Offer are incorporated by reference into this Letter of Transmittal.  Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer and accompanying take-over bid circular dated July 22, 2009 (as it may be amended, the “Circular”) have the meanings ascribed to them in the Offer and the Circular.

Questions and requests for assistance in completing this Letter of Transmittal may be directed to the Information Agent, the Depositary or the Dealer Managers. The contact details for the Information Agent, the Depositary and the Dealer Managers are provided on the last page of this document.

A Shareholder who wishes to deposit Common Shares (including the associated SRP Rights) pursuant to the Offer and whose Common Shares (including the associated SRP Rights) are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee should immediately contact that nominee for assistance in depositing their Common Shares under the Offer.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE ADDRESS OF THE DEPOSITARY SET FORTH ON THE LAST PAGE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. YOU MUST SIGN THE LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW.

IF YOU ARE A U.S. SHAREHOLDER, YOU MUST ALSO COMPLETE THE FORM W-9 INCLUDED HEREIN. SEE INSTRUCTION 9 OF THIS LETTER OF TRANSMITTAL, “U.S. SHAREHOLDERS AND FORM W-9”.

Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:                         1478860 ALBERTA LTD.

AND TO:               CIBC MELLON TRUST COMPANY, as Depositary

The undersigned hereby deposits the Common Shares (including the associated SRP Rights) described below and, subject only to the provisions of the Offer regarding withdrawal, the undersigned hereby irrevocably accepts the Offer for such Common Shares (including the associated SRP Rights) upon the terms and conditions contained in the Offer. Shareholders who have deposited Common Shares pursuant to the Offer will be deemed to have deposited the SRP Rights associated therewith. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by the Offeror will be allocated to the SRP Rights. Shareholders are required to deposit one SRP Right for each Common Share in order to effect a valid deposit for such Common Share (or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto). The following are the details of the Share Certificate(s) and, if applicable, the Rights Certificate(s) representing the Common Shares being deposited pursuant to this Letter of Transmittal:

DESCRIPTION OF COMMON SHARES (Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)

Certificate Number(s) (if available) (Please print or type)	Name(s) in which Registered(1) (Please print or type and fill in exactly as name(s) appear(s) on certificate(s))	Number of Common Shares Represented by Certificate(1)	Number of Common Shares Deposited

TOTAL COMMON SHARES:

SRP RIGHTS (To be completed if necessary (2))

Certificate Number(s)	Name(s) in which Registered(1) (Please print or type and fill in exactly as name(s) appear(s) on certificate(s))	Number of SRP Rights Represented by Certificate(1)	Number of SRP Rights Deposited

TOTAL SRP RIGHTS:

(1)                                  Need not be completed if transfer is made by book entry.

(2)                                  Need not be completed if the Separation Time has not occurred prior to the Expiry Time.  Note that if the Separation Time has not occurred prior to the Expiry Time, a deposit of Common Shares by the undersigned will also constitute a deposit of the associated SRP Rights.

The following procedures must be followed in order to effect the valid deposit of SRP Rights: (i) if the Separation Time does not occur prior to the Expiry Time, a deposit of Common Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (ii) if the Separation Time occurs prior to the Expiry Time and Rights Certificates are distributed to Shareholders prior to the time that the undersigned deposits its Common Shares pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered to the Depositary; or (iii) if the Separation Time occurs prior to the Expiry Time and Rights Certificates are not distributed to Shareholders prior to the time that the undersigned deposits its Common Shares pursuant to the Offer, the undersigned may deposit its SRP Rights prior to receiving Rights Certificate(s) by using the procedures for guaranteed delivery described below in Section 2 of the Instructions. In any case, a deposit of Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing the associated SRP Rights deposited pursuant to the Offer to the Depositary, prior to 6:00 p.m. (Calgary time) on the third trading day on the TSX after the date, if any, Rights Certificates are distributed to Shareholders. The Offeror reserves the right to require, if the Separation Time occurs prior to the Expiry Time, that the Depositary receives Rights Certificate(s) from the undersigned representing such SRP Rights prior to the Offeror taking up the Common Shares for payment pursuant to the Offer.

The undersigned:

1.                    acknowledges receipt of the Offer and the accompanying Circular and acknowledges that there will be a binding agreement between the undersigned and the Offeror, effective immediately following the time at which the Offeror takes up Common Shares deposited by the undersigned pursuant to this Letter of Transmittal in accordance with the terms and subject to the conditions of the Offer;

2.                    delivers to you the enclosed Share Certificate(s) and, if applicable, Rights Certificate(s) representing Common Shares (including the associated SRP Rights) being deposited pursuant to the Offer as set forth above and, subject only to the rights of withdrawal set out in the Offer, irrevocably accepts the Offer for and in respect of such Common Shares (including the associated SRP Rights) (the “Deposited Shares”) and, on and subject to the terms and conditions of the Offer, deposits, sells, assigns and transfers to the Offeror, effective from and after the time that the Offeror takes up and pays for such Deposited Shares, all right, title and interest in and to the Common Shares, including any and all rights and benefits arising from such Deposited Shares including any and all dividends, distributions, payments, securities, rights, assets or other interests, including the SRP Rights whether or not separated from the Common Shares, which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after July 20, 2009, other than any cash dividend, distribution or payment in respect of which the Offer Price payable by the Offeror has been reduced pursuant to Section 9 of the Offer, “Changes in Capitalization, Dividends, Distributions and Liens”, but including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”);

3.                    represents and warrants that: (i) the undersigned has full power and authority to deposit, sell, assign and transfer the Deposited Shares and any Distributions deposited pursuant to the Offer; (ii) the undersigned owns all of the Deposited Shares and any Distributions being deposited under the Offer; (iii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other Person; (iv) the deposit of the Deposited Shares and Distributions complies with applicable laws; (v) when the Deposited Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights whatsoever; and (vi) the jurisdiction of residence of the undersigned is as specified in this Letter of Transmittal;

4.                    agrees that if, on or after July 20, 2009, Canadian Hydro should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, or should disclose that it has taken or intends to take any such action, the Offeror may, in its sole discretion and without prejudice to its other rights under Section 4 of the Offer, “Conditions of the Offer”, make such adjustments as it considers appropriate to the Offer Price and the other terms and conditions of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect that division, combination or other change;

5.                    directs the Offeror and the Depositary, upon the Offeror taking up the Deposited Shares, (i) to issue or cause to be issued a cheque (except for payments in excess of $25 million, which will be made by wire transfer), payable in Canadian funds, representing the cash payment for such securities to which such Shareholder is entitled. Unless otherwise directed in this Letter of Transmittal, any such cheque will be issued in the name of the registered holder of Common Shares so deposited, unless the Person who deposits Common Shares instructs the Depositary to hold such cheque for pick-up by checking the appropriate box in this Letter of Transmittal, such cheque will be forwarded by first class mail to such Person at the address specified in this Letter of Transmittal, and if no address is specified herein, such cheque will be forwarded to the address of the Shareholder as shown on the share register maintained by Canadian Hydro or Canadian Hydro’s transfer agent. Cheques mailed in accordance with this paragraph will be deemed to have been delivered upon the date of mailing; and (ii) to return any Share Certificate(s) and, if applicable, any Rights Certificate(s), representing Common Shares not purchased to the address indicated in Block A (and if no name, address or delivery instructions are so indicated, to the undersigned at the address of the undersigned as it appears on the applicable securities register of Canadian Hydro). The undersigned understands and acknowledges that under no circumstances will interest accrue or be paid by the Offeror or the Depositary on the Offer Price of the Deposited Shares purchased by the Offeror, regardless of any delay in making such payment;

6.                    waives any right to receive notice of purchase of the Deposited Shares;

7.                    acknowledges and agrees that the execution of this Letter of Transmittal by the undersigned (or, in the case of Common Shares deposited by book-entry transfer the making of a book-entry transfer) irrevocably constitutes and appoints, effective at and after the date that the Offeror takes up and pays for the Deposited Shares, each director and officer of the Offeror and any other Person designated by the Offeror in writing, as the true and lawful agent, attorney, attorney-in-fact, and proxy of the undersigned with respect to the Deposited Shares and any and all Distributions (other than the cash dividends, distributions or payments in respect of which the Offer Price payable by the Offeror has been reduced pursuant to Section 9 of the Offer, “Changes in Capitalization, Dividends, Distributions and Liens”) with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of the undersigned:

(a)                                  to register or record the transfer and/or cancellation of such Deposited Shares and Distributions consisting of securities on the appropriate register maintained by or on behalf of Canadian Hydro;

(b)                                 for so long as any Deposited Shares are registered or recorded in the name of the undersigned, to exercise any and all rights of the undersigned including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable laws), as and when requested by the Offeror (by whom such Common Shares are purchased), any instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any Deposited Shares and Distributions, to revoke any such instrument, authorization or consent given prior to or after the Offeror takes up and pays for the Deposited Shares, and to designate in such instruments, authorizations or consents any Person or Persons as the proxyholder of the undersigned in respect of the Deposited Shares and Distributions for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Canadian Hydro;

(c)                                  to execute, endorse and negotiate for and in the name of and on behalf of the undersigned, any and all cheques or other instruments representing such Distributions payable to or to the order of, or endorsed in favour of, the undersigned; and

(d)                                 to exercise any other rights of a holder of Deposited Shares and Distributions with respect to such Deposited Shares and Distributions;

8.                    agrees, upon the execution of this Letter of Transmittal (or, in the case of Common Shares deposited by book-entry transfer the making of a book-entry transfer) revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any Distributions and agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the undersigned unless the Deposited Shares are not taken up and paid for under the Offer or are withdrawn in accordance with Section 7 of the Offer, “Right to Withdraw Deposited Common Shares”.  The undersigned also agrees not to vote any of the Deposited Shares at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Canadian Hydro and not to exercise any of the other rights or privileges attached to the Deposited Shares, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Deposited Shares, and agrees to appoint in any such instruments of proxy, authorizations or consents, the Person or Persons specified by the Offeror as the proxy of the holder of the Deposited Shares. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Deposited Shares with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such Person with respect thereto;

9.                    agrees that if, on or after July 20, 2009, Canadian Hydro should declare, set aside, make or pay any dividend, or other distribution or declare, make or pay any other distribution or payment on, or declare, allot, reserve or issue, any securities, rights or other interests with respect to any Common Share that is payable or distributable to Shareholders on a record date that is prior to the date of transfer into the name of the Offeror or its nominee or transferee on the register of Shareholders maintained by Canadian Hydro or its agent of such Common Share following acceptance thereof for purchase pursuant to the Offer, then (and without prejudice to the Offeror’s rights under Section 4 of the Offer, “Conditions of the Offer”) (i) in the case of any such cash dividend, distribution or payment, in the event the Offeror elects to waive its condition with respect thereto as described in clause (l)(iii) of Section 4 of the Offer, “Conditions of the Offer”, the amount of the dividends, distributions or payments shall be received and held by the undersigned for the account of the Offeror until the Offeror pays for such Common Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, the purchase price per Common Share payable by the Offeror pursuant to the Offer in cash will be reduced by the amount of any such dividend, distribution or payment, and (ii) in the case of any such cash dividend, distribution or payment that exceeds the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, or in the case of any non-cash dividend, distribution, payment, right or interest and in the event the Offeror elects to waive its condition with respect thereto as described in clause (l)(iii) of Section 4 of the Offer, “Conditions of the Offer”, the whole of any such dividend, distribution, payment, right or other interest, will be received and held by the undersigned for the account of the Offeror and shall be required to be promptly remitted and transferred by the undersigned to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion;

10.              covenants to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Shares and any Distributions to the Offeror;

11.              acknowledges that all authority herein conferred or agreed to be conferred is, to the extent permitted by law, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned;

12.              by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to the validity, form, eligibility (including timely receipt) and acceptance and withdrawal of Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and the undersigned shall be deemed to have acknowledged that:

(a)                                  the Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction;

(b)                                 the Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares;

(c)                                  there shall be no duty or obligation of the Offeror, the Depositary, or any other Person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice;

(d)                                 the Offeror’s interpretation of the terms and conditions of the Offer, the Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding; and

(e)                                  the Offeror reserves the right to permit the Offer to be accepted in a manner other than as set out in Section 3 of the Offer, “Manner of Acceptance”; and

13.              by reason of the use of an English language form of Letter of Transmittal, shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une version anglaise de la présente lettre de transmission, le soussigné est réputé avoir demandé que tout contrat attesté par l’offre, telle qu’elle est acceptée au moyen de cette lettre de transmission, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en anglais.

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Under the Offer, the undersigned hereby agrees to receive for the Deposited Shares Cdn.$4.55 in cash for each deposited Common Share (including the associated SRP Rights) payable in Canadian funds by cheque made payable as per the instructions in this Letter of Transmittal. Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

BLOCK A PAYMENT INSTRUCTIONS ISSUE CHEQUE IN THE NAME OF: (please print or type)

BLOCK B

DELIVERY INSTRUCTIONS

SEND CHEQUE AND RETURN SHARE

CERTIFICATE(S) AND, IF

APPLICABLE, RIGHTS CERTIFICATE(S)

REPRESENTING COMMON SHARES NOT

DEPOSITED OR ACCEPTED

(Unless Block C below is

checked), TO:

(please print or type)

☐ Same as address in Block A or to:

(Name)	(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal Code/Zip Code)	(Country and Postal Code/Zip Code)

(Telephone — Business Hours)	(Telephone — Business Hours)

(Social Insurance Number or Tax Identification Number)	(Social Insurance Number or Tax Identification Number)

BLOCK C

SPECIAL PICK-UP INSTRUCTIONS

☐                                     HOLD CHEQUE, COMMON SHARE CERTIFICATE(S) AND, IF APPLICABLE, RIGHTS CERTIFICATE(S) REPRESENTING COMMON SHARES NOT DEPOSITED OR ACCEPTED, FOR PICKUP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED

BLOCK D

DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

(See Instruction 2)

☐                                   CHECK HERE IF COMMON SHARES (OR SRP RIGHTS) ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type):

Name of Registered Holder	Date of Guaranteed Delivery

Window Ticket Number (if any)

Name of Institution which Guaranteed Delivery

BLOCK E

INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER

(See Instruction 2)

The Shareholder signing below represents that the member of the Soliciting Dealer Group who solicited and obtained this deposit is:

(please print or type)

(Firm)	(Registered Representative)	(Telephone Number)

☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

☐ CHECK HERE IF DISKETTE TO FOLLOW

BLOCK F – SIGNATURE GUARANTEE	BLOCK G – SIGNATURE

Signature guaranteed by	Dated:	, 2009
(if required under Instruction 4):

Signature of Shareholder or Authorized Representative
Authorized Signature of Guarantor	(See Instructions 3 and 5)

Signature of any joint holder
Name of Guarantor (please print or type)

Name of Shareholder
Name of Authorized Representative, if applicable (please print or type)	(please print or type)

Address
Area Code and Telephone Number

Area Code and Telephone Number

BLOCK H

STATUS AS A U.S. SHAREHOLDER

Indicate whether you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder

☐         The person signing on page 9 represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐         The person signing on page 9 is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A “U.S. Shareholder” is any Shareholder that is either (A) providing an address in the “Shareholder Signature” Box that is located within the United States or any territory or possession thereof, or (B) a U.S. person for United States federal income tax purposes. If your are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, then in order to avoid backup withholding of U.S. federal income tax you must complete the Substitute Form W-9 included herewith or otherwise provide certification that you are exempt from backup withholding, as provided in the instructions.

See Instruction 9 for who is a U.S. Shareholder and for additional information relating to U.S. Shareholders.

INSTRUCTIONS

1.                   Use of Letter of Transmittal

(a)                                 This Letter of Transmittal (or a manually signed facsimile copy thereof) properly completed and duly executed as required by the instructions set forth below, together with accompanying Share Certificate(s) and, if applicable, Rights Certificate(s), representing such Deposited Shares (or, alternatively, a book-entry transfer for Shareholders accepting the Offer by following the procedures for book-entry transfer established by CDS or DTC, as applicable, provided that a Book-Entry Confirmation, and Agent’s Message, as applicable, is received by the Depositary) and all other documents required by the terms of the Offer and this Letter of Transmittal, must be received by the Depositary at its office in Toronto, Ontario, Canada as specified on the last page of this Letter of Transmittal on or prior to 6:00 p.m. (Calgary time) on August 27, 2009, being the Expiry Time, or such later time or times and date or dates to which the Offer may be extended, unless the Offer is withdrawn or unless the procedures for guaranteed delivery set out in Instruction 2 below, “Procedures for Guaranteed Delivery”, are followed. Shareholders accepting the Offer using book-entry transfer must ensure that the required Book-Entry Confirmations are sent to the Depositary at its office in Toronto, Ontario, Canada.

(b)                                The method of delivery of this Letter of Transmittal, any accompanying Share Certificate(s) and, if applicable, Rights Certificate(s) representing Deposited Shares, the Notice of Guaranteed Delivery and all other required documents, is at the option and risk of the Person depositing those documents, and delivery will be deemed effective only when such documents have been physically received by the Depositary at its office in Toronto, Ontario, Canada as specified herein. The Offeror recommends that such documents be delivered by hand to the Depositary, and that a receipt be obtained therefor, or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary prior to the Expiry Time.

(c)                                 Shareholders whose Common Shares are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee should contact such nominee for assistance in depositing the Common Shares.

2.                   Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares (including the associated SRP Rights) pursuant to the Offer and (i) the Share Certificate(s) and/or, if applicable, Rights Certificate(s) representing such Common Shares are not immediately available, (ii) the Share Certificate(s) and/or, if applicable, Rights Certificate(s), representing such Common Shares and all other documents required by this Letter of Transmittal cannot be delivered to the Depositary prior to the Expiry Time, (iii) the procedures for book-entry transfer cannot be complied with on a timely basis, or (iv) if the Separation Time has occurred prior to the Expiry Time but Rights Certificates have not been distributed to Shareholders prior to the Expiry Time, such Common Shares (including associated SRP Rights) may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(i)                                   such deposit is made by or through an Eligible Institution (as defined below);

(ii)                               a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying the Offer (or if sent by DTC, a message transmitted through electronic means by DTC in accordance with the usual procedures of DTC and the Depositary; provided, however, that if the notice is sent by DTC through such electronic means, it must state that DTC has received an express acknowledgement from the participant in DTC on whose behalf the Notice of Guaranteed Delivery is given that such participant has received and agrees to become bound by the Notice of Guaranteed Delivery), or a manually executed facsimile thereof, is received by the Depositary at or prior to the Expiry Time at its office in Toronto, Ontario, Canada ;

(iii)                            the Share Certificate(s) and, if the Separation Time has occurred prior to the Expiry Time and Rights Certificates have been distributed to Shareholders prior to the Expiry Time, the Rights Certificate(s), representing deposited Common Shares (including the associated SRP Rights), in proper form for transfer, in each case together with a properly completed and duly executed Letter of Transmittal, or a manually executed facsimile thereof of, in the case of Common Shares deposited by book-entry transfer, a Book-Entry Confirmation and, in the case of DTC accounts, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal, and all other documents required by this Letter of Transmittal are received by the Depositary at its office in Toronto, Ontario, Canada on or prior to 6:00 p.m. (Calgary time) on the third trading day on the TSX after the Expiry Time; and

(iv)                           if the Separation Time has occurred prior to the Expiry Time but Rights Certificates have not been distributed to Shareholders prior to the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal or, in the case of Common Shares deposited by book-entry transfer, a Book-Entry Confirmation and, in the case of DTC accounts, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal, and all other documents required by this Letter of Transmittal are received by the Depositary at its office in Toronto, Ontario, Canada on or prior to 6:00 p.m. (Calgary time) on the third trading day on the TSX after the date, if any, that Rights Certificates are distributed to Shareholders.

The Notice of Guaranteed Delivery may be delivered by hand or courier or transmitted by facsimile transmission or mail to the Depositary at its office in Toronto, Ontario, Canada and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and this Letter of Transmittal and accompanying certificates and other required documents to any office other than the Toronto, Ontario, Canada office of the Depositary does not constitute delivery for purposes of satisfying the guaranteed delivery.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada (IIROC), members of the Financial Industry Regulatory Authority, Inc. (FINRA) or banks and trust companies in the United States.

3.                   Signatures

This Letter of Transmittal must be completed and executed by the Shareholder accepting the Offer or by such holder’s duly authorized representative (in accordance with Instruction 5, “Fiduciaries, Representatives and Authorizations”, below).

(a)                                 If this Letter of Transmittal is executed by the registered owner(s) of the accompanying Share Certificate(s) and, if applicable, the accompanying Rights Certificate(s), such signature(s) on this Letter of Transmittal must correspond exactly with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and such certificate(s) need not be endorsed. If such certificate(s) are owned or held of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)                                If this Letter of Transmittal is executed by a Person other than the registered owner(s) of the accompanying Share Certificate(s) and, if applicable, the accompanying Rights Certificate(s), or if the cheque(s) are to be issued or delivered to a Person other than the registered owner(s), or if Share Certificate(s) and, if applicable, Rights Certificate(s) representing Common Shares (including associated SRP Rights) for which the Offer has not been deposited or accepted are to be returned to a Person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Shareholders maintained by Canadian Hydro or Canadian Hydro’s transfer agent:

(i)                                   such deposited certificate(s) must be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)                                the signature(s) on such power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on such certificate(s) and must be guaranteed as noted in Instruction 4, “Guarantee of Signatures”, below.

4.                   Guarantee of Signatures

If this Letter of Transmittal is executed by a Person other than the registered owner(s) of the Common Shares, if the cheque(s) are to be issued or delivered to a Person other than such registered owner(s), or if the Share Certificate(s) and, if applicable, the Rights Certificate(s), representing Common Shares (including associated SRP Rights) not purchased by the Offeror are to be returned to a Person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Shareholders maintained by Canadian Hydro or Canadian Hydro’s transfer agent, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5.                   Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any certificate or share transfer power of attorney is executed by a Person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other Person acting in a fiduciary or representative capacity, such Person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of such Person’s authority to act. Either of the Offeror or the Depositary, at its discretion, may require additional evidence of such authority or any other additional documentation.

6.                   Delivery Instructions

If any cheque(s) are to be sent to or, if Share Certificate(s) and, if applicable, Rights Certificate(s) are to be returned to a Person at an address other than the address of the Shareholder at it appears in Block A on this Letter of Transmittal, entitled “Payment Instructions”, then Block B on this Letter of Transmittal, entitled “Delivery Instructions”, should be completed. If Block B is not completed, any cheque(s) and/or certificate(s) will be mailed to the depositing Shareholder at the address of such holder as it appears in Block A or, if no address is provided in Block A, then it will be mailed to the address of such holder as it appears on the securities register of Canadian Hydro. Any cheque(s) and/or certificate(s) mailed in accordance with the Offer and this Letter of Transmittal will be deemed to be delivered on the date of mailing.

7.                   Partial Tenders

If fewer than the total number of Common Shares (including the associated SRP Rights) evidenced by any Share Certificate(s) and, if applicable, Rights Certificate(s), accompanying this Letter of Transmittal are to be deposited pursuant to the Offer, fill in the number of Common Shares (including the associated SRP Rights, if necessary) to be deposited in the appropriate space on this Letter of Transmittal. In such case, new Share Certificate(s) and, if applicable, Rights Certificate(s), for the number of Common Shares (including associated SRP Rights) not deposited will be sent to the registered Shareholder as soon as is practicable following the Expiry Time. The total number of Common Shares (including associated SRP Rights) evidenced by all certificate(s) delivered will be deemed to have been deposited unless otherwise indicated on this Letter of Transmittal.

8.                   Solicitation

Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing Block E on this Letter of Transmittal and present a list of beneficial holders, if applicable.

9.                   U.S. Shareholders and Form W-9

U.S. federal income tax law generally requires that a Shareholder that is a U.S. person for U.S. federal income tax purposes (a “U.S. Shareholder”), other than a corporation or other exempt payee, who receives cash in exchange for Common Shares must provide the Depositary with his or her correct taxpayer identification number (“TIN”), which, in the case of a Shareholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN, or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained, provided the required information is timely furnished to the Internal Revenue Service.

To prevent backup withholding, each U.S. Shareholder (other than a corporation or other exempt payee) must provide his or her correct TIN by completing the “Substitute Form W-9” attached to this document, which requires such holder to certify under penalties of perjury: (i) that the TIN provided is correct (or that such holder is awaiting a TIN); (ii) that the holder is not subject to backup withholding because: (a) the holder is exempt from backup withholding; (b) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding; and (iii) that the holder is a U.S. person (including a U.S. resident alien).

Certain U.S. Shareholders, including, among others, corporations, that certify as to their exempt status when requested are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must write “Exempt” in Part 2 of the Substitute Form W-9 attached to this document, and sign and date the form.

If Common Shares are held in more than one name or are not in the name of the actual owner, consult the instructions following the attached Substitute Form W-9 for information on which TIN to report.

If a U.S. Shareholder does not have a TIN, such holder should: (i) follow the instructions following the attached Substitute Form W-9 on applying for a TIN; (ii) write “Applied For” in the space for the TIN in Part 1 of the

Substitute Form W-9; and (iii) sign and date the Substitute Form W-9. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If the Substitute Form W-9 is not applicable to a Shareholder because such holder is not a U.S. person for U.S. federal income tax purposes, such holder will instead need to submit a properly completed IRS Form W-8 BEN, IRS Form W-8ECI or IRS Form W-8IMY, as the case may be, signed under penalty of perjury attesting to such holder’s exempt status, signed under penalty of perjury. A copy of IRS Form W-8 may be requested from the Depositary or obtained from the IRS website at http://www.irs.gov.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 ATTACHED TO THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8, MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY SUCH SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONJUNCTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE OFFEROR OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN: AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED UPON HIS OR HER OWN PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Failure to furnish TIN — if a U.S. Shareholder fails to furnish the correct TIN, such holder could be subject to a penalty of US$50 for each such failure unless the failure is due to reasonable cause and not to wilful neglect.

10.            Miscellaneous

(a)                                 If the space on this Letter of Transmittal is insufficient to list all Share Certificate(s) and, if applicable, Rights Certificate(s), for the Deposited Shares (including the associated SRP Rights), additional certificate numbers and numbers of Common Shares and, if necessary, the number of associated SRP Rights, may be included in a separate signed list affixed to this Letter of Transmittal.

(b)                                If Common Shares (including the associated SRP Rights) are registered in different forms (e.g. “Joe Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)                                 If Share Certificate(s) and, if applicable, Rights Certificate(s), representing Deposited Shares (including associated SRP Rights) are forwarded separately in multiple deliveries to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile copy thereof) must accompany each such delivery.

(d)                                No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders by execution of this Letter of Transmittal waive any right to receive any notice of acceptance of Common Shares for payment.

(e)                                 The Offer and all contracts resulting from the acceptance hereof shall be governed by, and construed in accordance with, the laws of the Province of Alberta and the laws of Canada applicable therein. Each party to a contract resulting from an acceptance of the Offer unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom.

(f)                                   The Offeror reserves the right, in accordance with applicable law, to permit a Shareholder to accept the Offer in a manner other than as set out herein.

(g)                                Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary, the Dealer Managers or the Information Agent.

(h)                                Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

11.            Lost Certificates

If a Share Certificate(s) and/or, if applicable, any Rights Certificate(s), has been lost, mutilated, mislaid or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary at its office in Toronto, Ontario, Canada listed herein. The Depositary will forward such letter to the transfer agent for the Common Shares so that the transfer agent may provide replacement instructions. Please ensure that you provide your telephone number to the Depositary so that the Depositary or the transfer agent for the Common Shares may contact you. You must take the foregoing action sufficiently in advance of the Expiry Time in order to obtain a replacement certificate(s) in sufficient time to permit the replacement certificate(s) to be tendered to the Offer prior to the Expiry Time.

12.            Commissions and Stock Transfer Taxes

No brokerage fees or commissions will be payable if the Offer is accepted by depositing Common Shares (including the associated SRP Rights) directly with the Depositary. The Offeror will pay any stock transfer taxes with respect to the transfer and sale of Deposited Shares and any Distributions to it or its order by the registered owner pursuant to the Offer. If, however, cheques to be received pursuant to the Offer are to be issued to, or if certificate(s) representing Deposited Shares not deposited or purchased are to be registered in the name of, any Person other than the registered owner(s), or if certificate(s) representing Deposited Shares are registered in the name of any Person other than the Person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered owner or such other Person) payable on account of the transfer to such Person will be payable by such Person or the registered owner which may include a deduction from the Offer Price unless satisfactory evidence of the payment of such taxes or an exemption therefrom is submitted.

13.            Privacy Notice

The Depositary is committed to protecting personal information received from its clients. In the course of providing services to its clients, the Depositary receives certain non-public personal information. This information could include an individual’s name, address, social insurance number, securities holdings and other financial information. The Depositary uses this information for lawful purposes relating to its services. The Depositary has prepared a Privacy Code relating to information practices and privacy protection. It is available by writing to the Depositary at the addresses listed on the last page of this Letter of Transmittal. The Depositary will use the information provided on this form in order to process the undersigned Shareholder’s request and will treat the Shareholder’s signature(s) on this form as such Shareholder’s consent to the above.

14.            Assistance

The Depositary, the Dealer Managers or the Information Agent or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see last page of this Letter of Transmittal for addresses and telephone numbers). Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH THE SHARE CERTIFICATE(S) AND, IF APPLICABLE, ANY RIGHTS CERTIFICATE(S), REPRESENTING THE COMMON SHARES BEING DEPOSITED AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY PRIOR TO THE EXPIRY TIME.

SUBSTITUTE IRS Form W-9	Part 1 – PLEASE PROVIDE YOU TIN IN THE BOX AT THE RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.	Social Security Number OR Employer Identification Number
Department of the Treasury Internal Revenue Service		If awaiting TIN, write “Applied For.”

Payer’s Request for Taxpayer Identification Number (TIN)	Part 2 – For payees exempt from backup withholding, please write “Exempt” here.

CERTIFICATION – UNDER THE PENALTIES OF PERJURY, I CERTIFY THAT:

(1)		The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), and

(2)

I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the “IRS”) that I am subject to backup withholding as a result of a failure to report all interests or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

(3)		I am a U.S. person (including a U.S. resident alien).

CERTIFICATION INSTRUCTIONS – You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting of interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2).

SIGNATURE:		DATE:

IF YOU INDICATED ON THE SUBSTITUTE IRS FORM W-9 THAT YOU APPLIED FOR A TAXPAYER IDENTIFICATION NUMBER, YOU MUST SIGN AND DATE THE FOLLOWING CERTIFICATION:

CERTIFICATION OF PAYEE AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify, under penalties of perjury, that a Taxpayer Identification Number has not been issued to me, and that I mailed or delivered an application to receive a Taxpayer Identification Number to the appropriate IRS Center or Social Security Administration Office (or I intend to mail or deliver an application in the near future). I understand that notwithstanding that I have written “Applied For” in Part I and have completed the Certification of Payee Awaiting Taxpayer Identification Number, the applicable percentage of all payments made to me pursuant to this Offer shall be withheld until I provide a Taxpayer Identification Number to the Depositary and, if I do not provide a Taxpayer Identification Number within 60 days of such payments, such amounts will be paid over to the Internal Revenue Service.

SIGNATURE:		DATE:

FOR U.S. SHAREHOLDERS ONLY

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You)

To Give the Payer – Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

For This Type of Account:		Give the Taxpayer Identification	For this Type of Account:		Give the Taxpayer Identification

1.	Individual	The individual	6.	A valid trust, estate or pension trust	The legal entity(4)

2.	Two or more individuals (joint account)	The actual owner of the account, if combined fund, the first individual on the account(1)	7.	Corporate	The corporation

3. 4.	Custodian account of a minor (Uniform Gift to Minors Act) a. The usual revocable savings trust account(grantor is also trustee) b. So-called trust that is not a legal or valid trust under state law	The minor(2) The grantor-trustee(1) The actual owner(1)	8. 9. 10.	Association, club, religious, charitable, educational, or other tax-exempt organization account Partnership or multi-member LLC A broker or registered nominee	The organization The partnership The broker or nominee
					The public entity
5.	Sole proprietorship or single member LLC	The owner(3)	11.	Account with the department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.

(2)	Circle the minor’s name and furnish the minor’s social security number.

(3)

You must show your individual name, but you may also enter your business or “doing business as” name. You may use either your social security number or your employer identification number (if you have one).

(4)

List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title).

NOTE:	If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

OBTAINING A NUMBER

If you don’t have a taxpayer identification number or you don’t know your number obtain Form SS-5, Application for a Social Security Card, at the local Social Administration office, or Form SS-4, Application for Employer Identification Number, by calling 1(800) TAX-FORM, and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

Payees specifically exempted from withholding include:

(i)     An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfied the requirements of Section 401(f)(2).

(ii)    The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly owned agency or instrumentality of any one or more of the foregoing.

(iii)   An international organization or any agency or instrumentality thereof.

(iv)   A foreign government and any political subdivision, agency or instrumentality thereof.

Payees that may be exempt from backup withholding include:

(i)     A corporation.

(ii)    A financial institution.

(iii)   A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

(iv)   A real estate investment trust.

(v)    A common trust fund operated by a bank under Section 584(a).

(vi)   An entity registered at all times during the tax year under the Investment Company Act of 1940.

(vii)  A middleman known in the investment community as a nominee or custodian.

(viii) A futures commission merchant registered with the Commodity Futures Trading Commission

(ix)   A foreign central bank of issue.

(x)    A trust exempt from tax under Section 664 or described in Section 4947.

Payments of dividends and patronage dividends generally exempt from backup withholding include:

(i)     Payments to non-resident aliens subject to withholding under Section 1441.

(ii)    Payments to partnerships not engaged in a trade or business in the United States and that have at least one non-resident alien partner.

(iii)   Payments of patronage dividends not paid in money.

(iv)   Payments made by certain foreign organizations.

(v)    Section 404(k) payments made by an ESOP.

Payments of interest generally exempt from backup withholding include:

(i)     Payments of interest on obligations issued by individuals.  Note: You may be subject to backup withholding if the interest is $600 or more and you have not provided your correct taxpayer identification number to the payer.

(ii)    Payments of tax-exempt interest (including exempt-interest dividends under Section 852).

(iii)   Payments described in Section 6049(b)(5) to non-resident aliens.

(iv)   Payments on tax-free covenant bonds under Section 1451.

(v)    Payments made by certain foreign organizations.

(vi)   Mortgage interest paid to you.

Certain payments, other than payments of interest, dividends, and patronage dividends, that are exempt from information reporting are also exempt from backup, withholding.  For details, see the regulations under Sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N.

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

PRIVACY ACT NOTICE – Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS.  The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes.  Payers must be given the numbers whether or not recipients are required to file tax returns.  Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer.  Certain penalties may also apply.

PENALTIES

1)      Failure to Furnish Taxpayer Identification Number – If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

2)      Civil Penalty for False Information with Respect to Withholding – If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

3)      Criminal Penalty for Falsifying Information – Wilfully falsifying certificates or affirmations may subject you to criminal penalties including fines and/or imprisonment.

For additional information, consult your tax consultant or the IRS.

The Depositary for the Offer is:

CIBC Mellon Trust Company

By Mail	By Registered Mail, by Hand or by Courier

P.O. Box 1036	199 Bay Street
Adelaide Street Postal Station	Commerce Court West, Securities Level
Toronto, Ontario	Toronto, Ontario
M5C 2K4	M5L 1G9
Attention: Corporate Restructures	Attention: Corporate Restructures

Toll Free (North America): 1-800-387-0825

Overseas: (416) 643-5500

Facsimile: (416) 643-3148

Email: inquiries@cibcmellon.com

The Information Agent for the Offer is:

Georgeson Shareholder Communications Canada Inc.

100 University Avenue, 11th Floor

Toronto, Ontario, Canada

M5J 2Y1

North American Toll Free Number: 1-866-783-6752

Bank, Brokers and collect calls: 1-212-806-6859

The Dealer Managers for the Offer are:

RBC Dominion Securities Inc.	Goldman Sachs Canada Inc.
200 Bay Street, 4th Floor	1310, 311 — 6th Avenue S.W.
Royal Bank Plaza, South Tower	Calgary, Alberta T2P 3H2
Toronto, Ontario M5J 2W7	Telephone: (403) 269-1333
Telephone: (416) 842-5596

Any questions and requests for assistance may be directed by Shareholders to the Information Agent, the Depositary or the Dealer Managers at their respective telephone numbers and locations set forth above.